

April 6, 2015

Malcolm Hargrave
President
Gogo Baby, Inc.
5745 Kearny Villa Road #102
San Diego, CA 92123

> **Re: Gogo Baby, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 24, 2015**
> **File No. 333-198772**

Dear Mr. Hargrave:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2015 letter.

General

1. Please disclose as of the most recent practicable date the amount of cash you have on hand and the month you will run out of funds without the addition of capital. We note that you state on page 13 that your cash balance was $4,345 as of "December 31, 2014." In addition you continue to state on pages 3 and 13 that your cash will last "about one month" even though over two months has passed since you revised to make that statement.

Prospectus Cover Page

2. We note your response to our prior comment 1 and your revised disclosure that affiliates will not be able to sell common stock of the Company received in the distribution "after" the six-month period subsequent to "the date of this Prospectus…." Please explain to us why you believe affiliates will not be able to sell after, rather than before, the six month

period. In addition revise to clarify whether you mean subsequent to receiving the shares or subsequent to the date of the prospectus.

Management's Discussion and Analysis, page 12

Milestones, page16

January 1, 2015 to March 31. 2015, page 16

3. Please revise to clarify whether you have already contracted with or contacted any manufacturers. You list among your "January 1, 2015 to March 31, 2015" milestones "Contract" manufacturers of toys and child car seats. If you have entered into a contract please file it as an exhibit and disclose the material terms. If you mean to say that you contacted manufacturers during that period please reconcile this with the statement under Future Plans that you will soon "start" contacting manufacturers. In addition please revise your milestone disclosure to clarify whether you have completed the "Product Prototype which can be shown to manufacturers."

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Karen A. Batcher, Esq.